Exhibit (a)(1)(iii)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

AMBIT BIOSCIENCES CORPORATION

at

$15.00 per share, plus one non-transferable contingent value right for each share, which represents the contractual right to receive up to $4.50 per share upon the achievement of certain commercialization related milestones relating to quizartinib, as described in and under the conditions set forth in the Contingent Value Rights Agreement

Pursuant to the Offer to Purchase dated October 10, 2014

by

CHARGE ACQUISITION CORP.

a wholly owned subsidiary of

DAIICHI SANKYO COMPANY, LIMITED

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M. EASTERN TIME ON NOVEMBER 10, 2014, UNLESS THE OFFER IS EXTENDED

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Charge Acquisition Corp. (“Purchaser”), a Delaware corporation and a wholly owned subsidiary of Daiichi Sankyo Company, Limited (“Daiichi Sankyo”), a Japanese corporation with its principal office at 3-5-1, Nihonbashi-honcho, Chuo-ku, Tokyo 103-8426, Japan, to act as Information Agent in connection with Purchaser’s offer to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of Ambit Biosciences Corporation (“Ambit”), a Delaware corporation, at a price of $15.00, in cash (the “Closing Amount”), for each outstanding Share, plus one non-transferable contingent value right (“CVR”) per Share, which represents the contractual right to receive a cash payment of $2.25 if a certain commercialization related milestone regarding quizartinib, as described in and under the conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”), is achieved and another cash payment of $2.25 if a certain other commercialization related milestone regarding quizartinib, again as described in and under the conditions set forth in the CVR Agreement, is achieved, with a maximum payment of up to $4.50 in cash per CVR, net to the seller in cash, without interest (the Closing Amount plus one CVR, or any such higher consideration per Share that may be paid pursuant to the Offer is referred to in this Offer to Purchase as the “Offer Price”) less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated October 10, 2014 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal”), which Offer to Purchase and Letter of Transmittal are enclosed herewith and collectively constitute the “Offer”. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF AMBIT (THE “AMBIT BOARD”) HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES INTO THE OFFER.

The Offer is not subject to any financing condition. The conditions of the Offer are described in Section 15 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included IRS Form W-9;

3. A form of letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer;

4. Ambit’s Solicitation/Recommendation Statement on Schedule 14D-9; and

5. A return envelope addressed to American Stock Transfer and Trust Company, LLC (the “Depositary”) for your use only.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at 5:00 P.M., Eastern time on November 10, 2014, unless the Offer is extended.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of September 28, 2014, by and among Daiichi Sankyo, Purchaser and Ambit (as it may be amended, modified or supplemented from time to time in accordance with its terms, the “Merger Agreement”). Subject to the provisions of the Merger Agreement, immediately following the consummation of the Offer and without a meeting of stockholders of Ambit in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (“Delaware Law”), Purchaser, Daiichi Sankyo and Ambit will cause Purchaser to merge with and into Ambit (the “Merger”), with Ambit continuing as the surviving corporation and as a wholly owned subsidiary of Daiichi Sankyo. At the effective time of the Merger, each Share outstanding immediately prior to the Effective Time will be converted into the right to receive an amount in cash equal to the Offer Price, without interest, less any applicable withholding taxes, except as provided in the Merger Agreement with respect to Shares owned by Daiichi Sankyo, Ambit or their respective subsidiaries or Shares that are held by any stockholder who is entitled to demand and properly has demanded appraisal for such Shares in accordance and full compliance with Delaware Law.

On September 28, 2014, 2014, the board of directors of Ambit unanimously (i) determined that the transactions contemplated by the Merger Agreement, including the Offer and the Merger (collectively, the “Transactions”) are fair to and in the best interests of Ambit and its stockholders, (ii) approved and declared advisable the Merger Agreement and the Transactions, (iii) resolved to recommend that Ambit’s stockholders accept the Offer and tender their Shares to Purchaser pursuant thereto, and (iv) agreed that the Merger Agreement shall be subject to Section 251(h) of Delaware Law.

For Shares to be properly tendered pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 2 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by the Depositary. There is no procedure for guaranteed delivery in the Offer.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser or any successor entity will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from us at our address and telephone numbers set forth on the back cover of the Offer to Purchase.

Very truly yours,

Mackenzie Partners Inc.

Nothing contained herein or in the enclosed documents shall render you the agent of Purchaser, Daiichi Sankyo, Ambit, the Information Agent, or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

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